NEWS RELEASE

Endeavour Reports Additional High Grade Drill Intercepts From
Guanacevi Project, Durango, Mexico

April 19, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) announces additional high grade drill intercepts from the Deep Santa Cruz mineralized zone on the Santa Cruz property, Guanacevi Project, Durango, Mexico.

High silver grades were intersected over mineable widths in seven of the first eight drill holes from the second crosscut on Level 13 underground at the Santa Cruz mine, including multiple intercepts in four drill holes. Drilling highlights include 938 gpt silver and 3.84 gpt gold (32.9 opt Ag equiv.) over 5.70 m (18.7 ft) including 2700 gpt silver and 12.70 gpt gold (97.2 opt Ag equiv.) over 1.30 m (4.3 ft) in hole DSC 2-8, as follows:

Deep Santa Cruz Drill Results

Hole (No.)	Length (m)	(ft)	Silver (gpt)	Gold (gpt)	Ag Equiv. (opt)

DSC2-1	1.65	5.4	628	0.92	19.7
incl.	0.60	2.0	1499	2.00	46.6

DSC2-2	1.25	4.1	548	1.02	16.3

DSC2-3	Six separate intervals 0.25 m to 1m width grading 100 gpt to 250 gpt Ag

DSC2-4	3.15	10.3	355	1.09	11.9
and	4.45	14.6	320	0.54	10.1
incl.	1.00	3.3	812	0.85	24.9

DSC2-5	1.50	4.9	275	0.50	8.7
and	1.55	5.1	200	0.72	6.9
and	1.45	4.8	237	1.00	8.4
and	3.90	12.8	461	0.54	14.2
and	1.40	4.6	870	0.90	26.7
and	5.85	19.2	359	0.67	11.4
and	1.25	4.1	1031	2.00	33.0

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DSC2-6	1.95	6.4	524	1.53	16.5

DSC2-7	3.45	11.3	482	0.78	15.2
incl.	1.35	4.4	1036	1.30	32.1
and	3.25	10.7	826	1.52	26.3
incl.	1.20	3.9	1337	1.90	41.7

DSC2-8	2.15	7.1	214	0.57	7.1
and	1.50	4.9	612	3.20	22.5
and	2.00	6.6	606	2.33	21.1
and	5.70	18.7	938	3.84	32.9
Incl.	1.30	4.3	2700	12.7	97.2

The Deep Santa Cruz mineralized zone is located below the lowest mine Level 13 in the Santa Cruz mine and represents the deep extension of the historic Santa Cruz orebody. In the 1980’s Industrias Penoles estimated a historic resource for Deep Santa Cruz which was partially updated by Range Consulting Group (“Range”) to comply with N.I. 43-101 in March 2006 (see Endeavour News release dated March 28, 2006).

All of these drill holes were incorporated into the Range resource estimate. Five additional holes have been completed after the estimate and we are waiting for assays as they represent an area of additional resource potential. The Deep Santa Cruz mineralized zone plunges steeply to the northwest and is open to the northwest and to depth. Mineralization in the deepest drill hole DSC 2-8 is more than 500 m deeper than the surface exposures of the Santa Cruz orebody, and the values as can be seen by the table above are strong, indicating the robust nature of the Santa Cruz vein system.

Four drill rigs continue to outline extensions to mineralization on approximately 50 m centres in the Deep Santa Cruz, El Porvenir, North Porvenir and Porvenir Dos zones on the Guanacevi Project. True widths are typically 65% to 95% of the reported core lengths and Ag equivalents were calculated on the basis of 1 Au = 50 Ag.

Bradford Cooke, Chairman and CEO, stated, “ The Deep Santa Cruz mineralized zone is shaping up to be larger than originally estimated by Penoles. We still have not found the lateral or depth extents of mineralization and the silver-gold grades remain high. Drilling continues.”

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and the blanks and duplicates are driven to Durango where they are given to BSI Inspectorate Lab in Durango. Pulps are air freighted to Reno, Nevada for analysis at BSI, Reno laboratory. Samples are dried, crushed and split and a 30 gram sample is taken for analysis. Gold and silver at both Guanacevi and BSI are

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
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determined by fire assay with an atomic absorption (AA) finish. True widths are typically 65% to 95% of core lengths.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD